May 1, 2014

Ms. Mara L. Ransom
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:           GulfSlope Energy, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed April 4, 2014
File No. 000-51638

Dear Ms. Ransom,

In connection with your comment letter dated April 29, 2014, GulfSlope Energy, Inc. (the “Company,” “GulfSlope,” “we,” and “us”), respectfully request an accelerated review that will enable us to file a definitive proxy on or before Friday, May 9, 2014.  The accelerated review is requested in order to allow us to keep out current record date of April 4, 2014 for our shareholder meeting which is scheduled to be held on May 29, 2014.

In response to your comment letter dated April 29, 2014, the Company submits the following responses.

General

1.
Please revise your proxy statement, as necessary, to conform to any changes you make to your registration statement on Form S-1 filed March 20, 2014 (File No. 333-194694) in response to any comments issued by staff, to the extent such changes are applicable to the disclosure in your proxy statement.  Likewise, please include disclosure in your registration statement, to the extent applicable, regarding the subject matter covered by the proposals included in the proxy statement if such proposals are approved at the annual meeting prior to effectiveness of the registration statement.

RESPONSE:

We have revised the proxy statement to update the following:

•	The biographies of Mr. Seitz and Mr. Bain (See pages 6 and 29 of the PRER 14A);
•	The compensation of Mr. Seitz and Ms. Dominic Seitz (See pages 27 and 30 of the PRER 14A); and
•
The total number of shares outstanding, including changes to the Principal Stockholder Table and disclosure related to Proposal 5 (increase in authorized shares) and Proposal 6 (reverse split). (See pages 1, 2, 15, 18 and 32 of the PREP 14A).

Securities and Exchange Commission
May 1, 2014

Proposal 4, page 14

Adoption of the Amended and Restated Articles of Incorporation, page 14

2.
Please revise your proxy statement to provide greater clarification regarding any you have included Proposal 4, given that Proposal 4 appears to cover, in the aggregate, the matters covered by Proposals 5 – 8; in effect, it would appear that shareholders are being asked to vote twice on these proposals.  In addition, please revise your proxy statement to clarify the impact that voting “for” Proposal 4 would have on a vote for Proposals 5 – 8.  For example, please explain what you would do if a shareholder votes for Proposal 4, which purports to adopt changes to the Certificate of Incorporation that are proposed in Proposals 5 – 8, but such shareholder votes against any of Proposals 5 – 8.  We also note that you state in Appendix B pertaining to Proposals 5 – 8 that the language contained in each Proposal will be included in the amended and restated certificate of incorporation if Proposals 5 – 8 are approved respectively and Proposal 4 is not approved.  Please revise your disclosure to clarify what would occur if Proposal 4 is approved, but one of Proposals 5 – 8 are not approved.

RESPONSE:

We have revised the proxy statement to clarify that the Amended and Restated Charter purpose is to simplify the charter document. (See page 13 of the PRER 14A).  We included an answer and response section to explain what would occur (i) if Proposal 4 was approved but not one or more of Proposals 5-8, or (ii) if Proposal 4 is not approved but one or more of Proposals 5-8 is approved.  (See page 13 of the PRER 14A).  In addition, we clarified that Appendix B incorporates the amendments contemplated by Proposals 5, 7 and 8.  We also added alternative language to Appendix B, that would be used if one or more of Proposals 5, 7 or 8 are not approved by the shareholders.  (See page 13 and Appendix B of the PRER 14A).   Finally, we clarified that Appendix B-1 through B-3 contain the form of the amendment that would be filed to the current certificate of incorporation, if Proposal 4 is not approved, but one or more of Proposals 5, 7 or 8 is approved.  We believe that our additional disclosure sufficiently addresses the Staff’s concerns.

Securities and Exchange Commission
May 1, 2014

3.
You state on page 2 and elsewhere in your proxy statement that the amended and restated Certificate of Incorporation will incorporate the amendments to the Company’s current Certificate of Incorporation which are approved by the stockholders at the Annual Meeting.  Please state this on page 14 in the description of Proposal 4.

RESPONSE:

We have additional clarifying language, as requested. (See page 13 of PRER 14A).

Please be advised that, in connection with the Comment Letter and the Company’s responses thereto, the Company hereby acknowledges the Staff’s position that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing, (ii) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the above-referenced filing, and (iii) the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the proposed changes to the Proxy Statement are acceptable to the Staff, we expect to file the definitive Proxy Statement on Form DEF14A once the comments are cleared or the Staff indicates that we may do so. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact our counsel, Thomas Pritchard at 713-209-2911 or Sondra Jurica at 713-209-2912.

Regards,

/s/ John N. Seitz
John N. Seitz
Chief Executive Officer